News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SEA	March 28, 2025

Seabridge Gold's Appeal of Disallowed Expenditures under BC METC Program is "Substantially Successful"

Court's Decision Should Also Apply to Seabridge Gold's Appeal of Disallowed Expenditures with Flow-Through Funds Raised in 2013-2015

Toronto, Canada… Seabridge Gold Inc. ("Seabridge" or the "Company") announced today that the British Columbia Supreme Court ("BCSC") has allowed its appeal of the Canada Revenue Agency's ("CRA") decision to disallow $15.8 million in exploration expenditures it claimed under the BC Mining Exploration Tax Credit ("BC METC") program.  In her decision, Justice Maisonville concluded that expenses that assist in the determination of the economic viability of a mineral resource qualify under the BC METC program.  As a result, all exploration expenditures claimed by Seabridge, other than report compilation expenses, were validly claimed by Seabridge.  Approximately $3.1 million in refunds (plus interest) under the BC METC program were at issue. Seabridge was also awarded costs for its success in the appeal.

The decision focused on the meaning of the definition of "qualified mining exploration expenses" ("QMEE") under the BC METC program.  At issue was whether the disallowed expenses fell within the purpose test in that definition, namely whether they were "incurred for the purpose of determining the existence, location, extent or quality of a mineral resource in BC".  Justice Masonville concluded that "expenses that assist in the determination of the economic viability of a mineral resource are captured under the 'quality' term of the purpose test".  Accordingly, expenses relating to determining a broad range of factors that inform whether a mineral resource can be extracted economically meet this purpose test.  The expenses the court decided qualified for the BC METC program included open pit and block cave mine plans and engineering, geotechnical investigations and engineering, engineering relating to water, mine waste and tailings management, infrastructure design (including electrical), metallurgical testing, and process plant design.  The only expenses that were not allowed were expenses relating to compiling and assessing the technical information supporting a pre-feasibility study into a report.

The Company also renounced the same types of exploration expenditures to investors in flow-through share financings the Company completed in 2013 - 2015, claiming the expenditures qualified as "Canadian exploration expenses" ("CEE") under the federal Income Tax Act.  The CRA reassessed the Company and reduced the amounts renounced to investors by approximately $19.1 million on the basis that the expenses were not "incurred for the purpose of determining the existence, location, extent or quality of a mineral resource".  The CRA then reassessed most of the flow-through share investors and rejected the deductions or credits they claimed associated with those disallowed expenditures.  The Company has filed an objection to the CRA's reassessment of its renounced expenditures, and the reassessed investors have also filed objections to the CRA's reassessments of these renounced expenditures.  The Company has deposited $9.4 million with CRA on behalf of the flow-through share investors.  The Company's and the investors' objections are being held in abeyance pending this decision on the disallowed BC METC expenditures.  The Company believes that the reasoning in Justice Maisonville's decision is directly applicable to these renounced expenditures and will be conferring with its counsel on how to resolve this second legal matter with the CRA in a timely way.

Chairman and CEO Rudi Fronk said: "I am very pleased with the BCSC decision validating Seabridge's claimed expenditures.  It demonstrates that our approach to claiming expenses under BC METC and in respect of flow-through share subscriptions has been reasonable.  This decision should not only result in funds being returned to the Company in respect of our BC METC claim but also should form the basis for a resolution of the flow-through share reassessments and result in the return of further funds."  Mr. Fronk added: "I want to thank our counsel, Thorsteinssons LLP, who argued this case for us, as well as our flow-through investors for their patience and support of Seabridge in the related legal challenges."

Seabridge holds a 100% interest in several North American gold projects. Two of Seabridge's principal assets, the KSM project and its Iskut project, are located in British Columbia's "Golden Triangle". The Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292  www.seabridgegold.com